EXHIBIT 99.1

Mogo Announces that Coinsquare has entered into a Business Combination Agreement involving Coinsquare, WonderFi and Coinsmart, creating Canada’s leading public and only fully regulated crypto asset trading platform

Mogo is Coinsquare’s largest shareholder and is expected to be the largest shareholder of the Combined Company on closing.

The Combined Company will have a user base in excess of 1.65 million Canadians.

Vancouver, British Columbia, April 3, 2023 – Mogo Inc. (NASDAQ:MOGO) (TSX:MOGO) (“Mogo” or the “Company”), one of Canada’s leading financial technology companies, today announced that Coinsquare Ltd. (“Coinsquare”), in which Mogo has a 34% ownership stake, WonderFi Technologies Inc. (TSX: WNDR; OTCQB: WONDF; WKN: A3C166) (“WonderFi”) and CoinSmart Financial Inc. (NEO:SMRT) (FSE:IR) (“CoinSmart”) have entered into a business combination agreement (the “Business Combination Agreement”) to combine their respective businesses (the “Transaction”). Mogo is Coinsquare’s largest shareholder and is expected to be the largest shareholder of the publicly traded combined company (the “Combined Company”) following closing of the Transaction with approximately 14% ownership.

“This is a milestone transaction for the crypto industry, creating a unique investment opportunity with the leading crypto exchange in Canada. We believe the scale and diversification of this combination leaves them well positioned to build long-term value for shareholders and we congratulate the companies on this transaction,” said Greg Feller, President and CFO. “This also provides Mogo shareholders with meaningful ownership in a new public company with the only fully regulated crypto exchange in this dynamic and growing industry.”

The Combined Company will offer one of the largest registered crypto asset trading companies in the world, which will provide Canadians a wide range of diversified products and services including both retail and institutional crypto trading, staking products, B2B crypto payment processing and digital asset custody, and will also soon include sports betting and gaming. The Combined Company will have transacted over $17 billion since 2017 and have over $600 million in assets under custody, with a registered user base in excess of 1.65 million Canadians. The companies generated a total of approximately $37 million in revenue for fiscal year 2022 and are expected to have cash and investments of approximately $50 million at close.

“We are excited to add Mogo, one of Canada’s leading FinTechs, as a significant investor in WonderFi and having their representative as a future member of our board of directors,” said WonderFi President and Interim CEO, Dean Skurka. “We’re confident having Mogo as part of our team, bringing their extensive experience in the Canadian market, will benefit our company and its shareholders in a meaningful way.”

It is anticipated that the shareholders meetings of each party to the Business Combination Agreement will occur in the second quarter of 2023. Closing is expected to occur thereafter, subject to satisfaction of the closing conditions under the Business Combination Agreement. Following completion of the Transaction, the shares of the Combined Company are expected to trade on the TSX, subject to approval or acceptance of each stock exchange in respect of the Transaction.

For more information on the Transaction, please refer to the joint press release issued by the parties to the Business Combination Agreement.

In connection with the entering of the Business Combination Agreement by the parties thereto, Mogo has agreed to enter into an investor rights agreement with WonderFi (the “IRA”), a voting and support agreement with Coinsquare, WonderFi and CoinSmart (the “VSA”) and a voting agreement with certain officers, directors and principals of Coinsquare, WonderFi and CoinSmart (the “Voting Agreement”). Concurrently, certain directors, officers and significant shareholders of WonderFi, Coinsquare and CoinSmart have also entered into similar agreements to establish the size and composition of the board of directors of the Combined Company (the “New Board”), expected to be comprised of nine members (including one Mogo nominee), as well as certain voting and governance matters related to the Combined Company.

Pursuant to the IRA, which becomes effective on closing of the Transaction (the “Effective Date”), subject to certain conditions and until the later of 24 months following the Effective Date and the second annual general meeting of the Combined Company, the parties thereto have agreed that the New Board shall consist of nine directors and that so long as Mogo owns, controls or directs, directly or indirectly, 5% or more of the then-outstanding shares of the Combined Company (the “Shares”) on a non-diluted basis, Mogo will be entitled to nominate one nominee to the New Board.

Pursuant to the VSA, subject to certain conditions, Mogo has agreed to vote its Coinsquare shares in favour of the Transaction at any meeting of Coinsquare shareholders held to consider the Transaction or any of the other transactions contemplated by the Business Combination Agreement. Subject to certain conditions, the Shares that are to be issued to Mogo on closing of the Transaction, will be subject to escrow and will become freely tradeable over an 18-month period in three equal installments of 1/3rd The aforementioned escrow period may be shortened to a date that is not less than 12 months following the Effective Date, if on such date Mogo owns, controls or directs, directly or indirectly, less than 5% of the then-outstanding Shares and Mogo does not have a representative on the New Board.

Forward-Looking Statements

This news release may contain “forward-looking statements” within the meaning of applicable securities legislation, including statements regarding Mogo’s shareholdings in the Combined Company, the size of assets under custody, user base and produces and services of the Combined Company, the terms of the Business Combination Agreement and the Transaction, the timing closing of the Transaction, whether the Transaction will close, the timing of the shareholder meetings of the parties, the listing of the Combined Company on the TSX, Mogo’s and the other parties obligations under the IRA, the VSA and the Voting Agreement including the effective date of the IRA, the size and composition of the New Board, Mogo’s entitlement to nominate one director to the New Board and the escrow conditions of the Shares to be issued to Mogo on closing of the Transaction. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management at the time of preparation, are inherently subject to significant business, economic and competitive uncertainties and contingencies, and may prove to be incorrect. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual financial results, performance or achievements to be materially different from the estimated future results, performance or achievements expressed or implied by those forward-looking statements and the forward-looking statements are not guarantees of future performance. Mogo’s growth, its ability to expand into new products and markets and its expectations for its future financial performance are subject to a number of conditions, many of which are outside of Mogo’s control, including the receipt of any required regulatory approval. For a description of the risks associated with Mogo’s business please refer to the “Risk Factors” section of Mogo’s current annual information form, which is available at www.sedar.com and www.sec.gov. Except as required by law, Mogo disclaims any obligation to update or revise any forward-looking statements, whether as a result of new information, events or otherwise.

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About Mogo

Mogo, one of Canada’s leading digital finance companies, is empowering its members with simple digital solutions to help them build wealth and achieve financial freedom. Mogo’s trade app, MogoTrade, offers commission-free stock trading that helps users make a positive impact with every investment and together with Moka, Mogo’s wholly-owned subsidiary bringing automated, fully-managed flat-fee investing to Canadians, forms the heart of Mogo’s digital wealth platform. Mogo also offers digital loans and mortgages. Through Mogo’s wholly-owned subsidiary, Carta Worldwide, we also offer a digital payments platform that powers the next-generation card programs from innovative fintech companies in Europe and Canada. To learn more, please visit mogo.ca or download the mobile app (iOS or Android).

For further information:

Craig Armitage

Investor Relations

craiga@mogo.ca

(416) 347-8954

US Investor Relations Contact

Lytham Partners, LLC

Ben Shamsian

New York | Phoenix

646-829-9701

shamsian@lythampartners.com

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